AGREEMENT FOR SALE OF SHARES

THIS AGREEMENT, made and entered into this 30th day of September 2004, Huayang International Holdings, Inc., a Nevada corporation, hereinafter referred to as "Seller," and Gao Wan Jun, hereinafter referred to as “Buyer.”

WITNESSETH:

WHEREAS, Seller is the owner of a 95% ownership interest (the “Shares”) in Shenyang Haitong House Properties Development, Ltd., (hereinafter “Haitong”); and

WHEREAS, Seller acquired all of the issued and outstanding common stock of China Carbon Black Holding Company Limited, a Hong Kong corporation, in a share exchange transaction completed on or about August 5, 2004, which transaction resulted in a change in control of the Seller and in acquisition by the Seller of a new operating business engaged in the business of production of natural gas and natural gas by-products; and

WHEREAS, following the acquisition of China Carbon Black Holding Company Limited, the board of directors of the Seller has determined that it is in the best interests of Seller to limit its future business activities to the operations conducted through its subsidiary, China Carbon Black Holding Company, and to terminate its interest in the business activities of Haitong through disposition of the Shares; and

WHEREAS, Buyer currently owns or controls the minority ownership interest in Haitong and desires to purchase or acquire the Shares pursuant to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, for and in consideration of the mutual covenants and conditions contained herein, the parties hereto agree as follows:

1.

Sale of Shares.  Seller hereby agrees to sell or transfer, and Buyer hereby agrees to purchase or acquire the Shares on the date of Closing, for the consideration and on the terms and conditions specified herein.

2.

Consideration.  As consideration for acquisition of the Shares, Buyer hereby agrees to assume and pay, and to hold Seller harmless from liability on its obligation to Huayang International Investment, Ltd., a company incorporated in the British Virgin Islands, in the amount of $1,710,773, which amount is shown on the balance sheet of the Seller as an amount to do a related party.  Buyer shall evidence his assumption of the foregoing obligation by execution of an Assumption Agreement in such form as may be specified by Seller.  In conjunction with the purchase of the Shares, Seller agrees to waive and hold Buyer harmless from the $175,505 net account receivables owed by Huayang Industry (Shenyang) Group, a company of which the Buyer has direct and indirect ownership and control to the Seller and a promissory note of net value of $2,388,000 as of June 30, 2004, of which Huayang Industry (Shenyang) Group executed in favor of Seller.

3.

Representation and Warranty of Seller.  Seller hereby represents and warrants to Buyer that at Closing, Buyer shall receive good and marketable title to the Shares to be purchased by Buyer pursuant to this Agreement, free and clear of any pledges, liens, restrictions and encumbrances of any nature.

4.

Representations and Warranties of Buyer.

Buyer makes the following representations and warranties, each of which is being relied upon by Seller:

a.

There is no litigation, proceeding or investigation pending or threatened against Buyer which questions the validity of this Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement.  Buyer has no knowledge of any grounds upon which any such litigation, arbitration, proceeding or investigation could be based.

b.

Buyer is relying upon his own investigation and knowledge of the business and operations of Haitong in electing to purchase the Shares, has had such access to the books and records, and other information relating to the business and operations of Haitong that he is able to make a fully informed decision regarding the merits and risks of purchase of the Shares, and is not relying upon information or representations provided by Seller for such purpose.

5.

Assets and Liabilities of Haitong.

  Seller and Buyer hereby agree that to the best of their knowledge the assets and liabilities shown on Schedule A to this Agreement represent all of the outstanding assets and liabilities of Haitong as of the date of this Agreement, and further agree that such Schedule shall be updated at Closing.  The liabilities include, without limitation, various bank longs, accounts payable, taxes due and payable and other corporate obligations.

6.

Indemnification.

Buyer acknowledges that all liabilities listed on Schedule A are the obligation of Haitong and are not the obligation of Seller. By execution of this Agreement, Buyer agrees to indemnify and hold Seller, and its officers, directors, agents and employees harmless from any and all liability, loss, expense, cost or damage of any kind or nature whatsoever that Seller, or its officers, directors, agents and employees may at any time incur with respect to any of such liabilities.

7.

Survival of Representations, Warranties and Agreements.  All representations, warranties and agreements contained in this Agreement or any certificate or other instrument delivered by Seller or Buyer pursuant to this Agreement shall be deemed to be made as of the Closing, as well as of the date hereof, and shall survive the Closing.

8.

Risk of Loss.

      The risk of loss to the assets of Haitong prior to Closing shall be upon Haitong and the Seller.  From the time of Closing and thereafter, all risk of loss or damage shall be upon Haitong and the Buyer.

9.

Notices.  All notices, letters, financial statements, requests, demands and other communications hereunder shall be in writing and shall be deemed to be duly given if delivered in person or deposited in the United States mail (registered or certified, return receipt requested) or otherwise actually delivered:

a. If to Seller: 5th Floor Back 31 Sing Woo Road Happy Valley Hong Kong
b. If to Buyer: 386 Qingnian Avenue Shenyang China

10.

Binding Agreement.  This Agreement shall be binding upon and inure to the benefit of the parties, their heirs, legal representatives, successors and assigns.

11.

Entirety.  This Agreement shall be deemed to constitute the entire agreement of the parties and supersedes any and all prior agreements, arrangements, or understandings between the parties relating to the subject matter hereof.  No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist.  The representations, warranties, covenants and agreements between the parties shall be as set forth herein, and neither party shall be bound by any prior, contemporaneous or subsequent statement, condition, representation or understanding unless the same is set forth in a written amendment attached hereto.

12.

Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Nevada.

13.

Securities Disclosure.  Buyer acknowledges and understands that the Shares have not been registered under the Securities Act of 1933, as amended, and may not be sold without compliance with that Act.  There is no present market for the Shares.  Buyer has been given access to all information concerning the business of Haitong and has been given the opportunity to ask questions of and receive information from Seller, to his satisfaction.  Buyer understands the substantial risk factors involved in purchasing the Shares and has made an informed judgment to buy the stock.

14.

Closing.  The term "Closing" as used herein shall refer to the date and time the sale, purchase, transfers, assignments, and deliveries required to consummate the transactions contemplated by this Agreement occur.  The Closing shall occur on September 30, 2004, or such earlier or later time as is mutually agreed upon by the parties hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

SELLER

HUAYANG INTERNATIONAL HOLDINGS, INC.

By: /s/ Guo Yen Wang, Chairman and Director

BUYER:

/s/ Gao Wan Jun

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